Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 18, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:          Tonya Aldave

    Justin Dobbie

    Rolf Sundwall

    David Irving

Re:     Roman DBDR Tech Acquisition Corp.

            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

            Filed July 21, 2021

            File No. 001-39687

Dear Ms. Aldave,

This letter is being submitted on behalf of Roman DBDR Tech Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on July 21, 2021 (the “Proxy Statement”), as set forth in your letter dated August 10, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 2 to Proxy Statement (the “Amended Proxy Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Proxy Statement and a copy marked to show all changes to the Proxy Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Capitalized terms used herein but not defined in this letter have the meanings ascribed to such terms in the Amended Proxy Statement. Except for any page references which appear in the Staff’s headings or comments (which are references to the Proxy Statement), all page references herein correspond to the applicable page of the Amended Proxy Statement, unless the context otherwise requires.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on July 21, 2021

General

1.	We note your response to comments 1 and 13 and your revised disclosure on page 165 that initially you expect the Arculus platform to support transactions in Bitcoin, Bitcoin Cash and Ethereum. You also state that you may add additional cryptocurrencies and other digital assets in the future. Please explain what methodology or process you have used and will use to determine if a digital asset is a security before it is included on your platform. In doing so, please clarify your disclosure to explain how you identify “other Cryptocurrencies characterized as securities under the federal securities laws.” In addition, please revise your risk factors to disclose, if accurate, that the legal test to determine whether a digital asset is a security is different from the analysis you perform, which is not a legal standard and is only a risk based assessment that does not preclude legal or regulatory action based on the presence of a security.

Division of Corporation Finance
August 18, 2021

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 21 of the Amended Proxy Statement to disclose the methodology and process CompoSecure has used and will use to determine if a digital asset is a security before it is included in the Arculus Platform. In addition, the Company has included additional risk factor disclosure on page 20 of the Amended Proxy Statement summarizing the risks associated with the legal test to determine whether a digital asset is a security being different from the analysis CompoSecure performs, which is not a legal standard and is only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.

2.	Please also include separate risk factor disclosure addressing the risks of operating as an unregistered broker-dealer.

Response: In response to the Staff’s comment, the Company has included additional risk factor disclosure on page 21 of the Amended Proxy Statement to disclose the risks to the Company of any potential inadvertent operation as an unregistered broker-dealer.

3.	We note your response to our prior comment 5 and reissue in part. You continue to refer to the annexes to the merger agreement as “substantially in the form attached as Annex….” You also respond that you do not believe these Annexes are material to an investor’s understanding of the merger transaction. Please provide us with your analysis of why you believe these agreements are not material and remove all statements that you have included full copies of the annexes to the merger agreement in the filing. In the alternative, please include the annexes in the proxy statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed all exhibits, attachments and schedules to the exhibits mentioned in the Staff’s comments that it believes are material to an investor’s understanding of the Amended Proxy Statement. The other exhibits and schedules that are not attached include ancillary agreements that do not contain additional material information for investors beyond that which is already included in the Company’s public disclosure or in the text of the Amended Proxy Statement itself. The Company believes that to include such agreements would require investors to sift through considerable amounts of additional information that is not presented in plain English, without providing a material benefit to investors. The Company has removed all statements that it has included full copies of the annexes to the merger agreement in the Amended Proxy Statement.

Division of Corporation Finance
August 18, 2021

4.	We note your response to our prior comment 6 and reissue in part. You have confirmed in your response that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to quantify the effective underwriting fee on a percentage basis for shares at the minimum and maximum redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxviii, 59, and 103 of the Amended Proxy Statement to quantify the effective underwriting fee on a percentage basis for shares both at the minimum and maximum redemption levels.

Projected Financial Information, page xxxv

5.	Please revise your disclosure here to clarify whether and to what extent the projections accounted for the regulatory uncertainty associated with the products and services you intend to provide through the Arculus platform. If so, please explain how that uncertainty was addressed in the projections. If not, please clarify accordingly and explain why the uncertainty did not impact the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxxvii-xxxviii of the Amended Proxy Statement to clarify how the projections account for regulatory uncertainty associated with the products and services the Company intends to provide through the Arculus platform.

CompoSecure relies on third-party partners, page 21

6.	We note your response to our prior comment 31. Please review your disclosure here to describe more explicitly what you mean by “liability relating to regulatory matters’ so that a reader has a clear understanding of the potential liabilities associated with your platform and its partnerships.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Proxy Statement to clarify the obligations of CompoSecure’s liquidity partners.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

7.	We acknowledge your response to our prior comment 16. Please address the following:

•	We note from your response to our prior comment 16 that certain members of CompoSecure LLC have Class A Units, which provide for 10 votes per unit, and the remaining members have Class B Units, which provide for one vote per unit. Please tell us the identity, unitholdings of the Class A Unitholders, and the percentage of votes that those unitholdings command. Similarly, tell us the identity, holdings, and voting percentage of significant CompoSecure Holders holdings of Class B Common Stock of the issuer and Class B Units of CompoSecure LLC.

•	Please describe to us how the members of the Board of Managers are nominated, how they are elected, and whether there is any requirement for a member(s) to be independent.

Division of Corporation Finance
August 18, 2021

•	Please tell us whether there remains a managing member to CompoSecure Holdings, LLC, and if so, what actions the managing member may take unilaterally.

•	Please describe to us any constraints or restrictions on the ability of the holders of the Class A or B Units in CompoSecure Holdings LLC to sell or transfer their units.

Response:

•	It appears from the context of the Staff’s question is focused on CompoSecure Holdings, L.L.C. rather than CompoSecure, L.L.C. (its subsidiary). The following table illustrates, on a pro forma basis immediately after the completion of the Business Combination, the identity, unitholdings of the Class A Unitholders and percentage of votes of CompoSecure Holdings, L.L.C., and the identity, holdings and voting percentage of the holders of Class B Common Stock of the Issuer (i.e., CompoSecure, Inc. after the Business Combination) and Class B Units of CompoSecure Holdings, L.L.C.:

			Unit Ownership Post Transaction		Implied Voting Control
Unit Holder	Unit Class	Votes per Unit	No Redemptions	Max Redemptions	No Redemptions	Max Redemptions
Issuer			33,445,000	18,720,373	87.98%	75.92%
CompoSecure, Inc	A	10	33,445,000	18,720,373	87.98%	75.92%
Historical Holders (Class B Common Stock of Issuer and Class B Units of CompoSecure Holdings L			45,687,060	59,363,692	12.02%	24.08%
Michele Logan	B	1	10,597,625	13,770,152	2.79%	5.58%
Ephesians 3:16 Holdings LLC	B	1	4,883,698	6,345,692	1.28%	2.57%
Luis Dasilva	B	1	1,790,689	2,326,754	0.47%	0.94%
Carol D. Herslow Credit Shelter Trust B	B	1	634,881	824,940	0.17%	0.33%
LLR Equity Partners IV, LP	B	1	24,716,278	32,115,394	6.50%	13.02%
LLR Equity Partners Parallel IV, LP	B	1	1,087,258	1,412,741	0.29%	0.57%
Kevin Kleinschmidt 2016 Trust	B	1	440,335	572,154	0.12%	0.23%
Richard Vague	B	1	440,335	572,154	0.12%	0.23%
Joseph M. Morris	B	1	66,052	85,825	0.02%	0.03%
B. Graeme Frazier, IV	B	1	110,083	143,037	0.03%	0.06%
CompoSecure Employee LLC (J Wilk)	B	1	919,828	1,194,848	0.24%	0.48%
Total			79,132,060	78,084,065	100.00%	100.00%

•	Pursuant to CompoSecure Holdings, L.L.C.’s Operating Agreement, the number of Managers constituting the Board is determined from time to time by the Members, and was initially set at 3 members. The Managers are elected by the Members holding a majority of the voting power of all Units, voting together as a single class, and serve until (i) removed with or without cause by the Members holding a majority of the voting power of all Units, voting together as a single class, (ii) such Manager’s successor is duly elected and appointed by the Members holding a majority of the voting power of all Units, voting together as a single class, or (iii) such Manager’s death, disability or resignation. The initial Board elected by the Members are: Jonathan C. Wilk, Timothy W. Fitzsimmons, and Lewis Rubovitz. Vacancies and newly created Board positions resulting from any increase in the authorized number of Managers constituting the entire Board may be filled by a vote of the Members holding a majority of the voting power of all Units, voting together as a single class. The Operating Agreement does not require any of the managers to be independent.

Division of Corporation Finance
August 18, 2021

•	Pursuant to Section 402 of the Delaware Limited Liability Act (6 DE Code § 18-402) and CompoSecure Holdings, L.L.C.’s Operating Agreement, this LLC is governed by a Board of Managers. As a result, there is no managing member and none of the members of the LLC, in their capacity as members, has the unilateral right or power to take any actions on behalf of the LLC. The Board of Managers is elected by the members, who are free to elect whomever they like to the Board of Managers (and such managers need not be members of CompoSecure Holdings, L.L.C.).

•	Pursuant to Article IX of the CompoSecure Holdings, L.L.C. Operating Agreement, no member may sell or transfer their holdings of Class A or Class B Units without the consent of the Board of Managers, except that Class B Unit holders may transfer to permitted transferees or as otherwise permitted in the Exchange Agreement. Permitted transferees are affiliates or persons in the family group of such member and CompoSecure, Inc. (post-Business Combination). CompoSecure, Inc. (after the Business Combination) will be the only permitted holder of Class A Units and, therefore, may not transfer its units.

Certain Projected Financial Information, page 97

8.	We acknowledge your response to our prior comment 26. You disclose on page xxxv that projected financial information covering periods beyond 12 months from its date of preparation carries higher levels of uncertainty. Please tell us how you determined that it is appropriate to include projections beyond 12 months from the date of preparation for the Arculus business given no operating history. Refer to Item 10(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has chosen to include CompoSecure’s projections for the Arculus business beyond 12 months because it believes longer-term projections are necessary to provide investors with a full understanding of the potential growth and future development of the Arculus Ecosystem. Specifically, given that CompoSecure expects to launch the Arculus Platform in the third quarter of 2021, CompoSecure’s management team believes that it will take several years for Arculus products and services to gain traction and popularity with consumers and to generate significant revenue for CompoSecure. The Cryptocurrency market is still nascent and in a stage of early development. As this market continues to evolve and expand over the next several years, including through the introduction of new Cryptocurrencies and Digital Assets, the demand for technologies relating to Cryptocurrency, such as the Arculus Platform, is expected to increase. Furthermore, and as described on page xxxvii of the Amended Proxy Statement, CompoSecure expects to partner with additional third-party development partners and exchanges to offer customers additional products and services in the Arculus Ecosystem in the future, but does not expect the revenue impact of these third-party partnerships will be realized in the next twelve months. Accordingly, CompoSecure believes that providing projections beyond 12 months is appropriate to facilitate full investor understanding of Arculus’ potential in accordance with Item 10(b)(2) of Regulation S-K.

Division of Corporation Finance
August 18, 2021

9.	Please tell us whether your longer term projections are based on the simple assumptions disclosed in the registration statement, or are based on more detailed analysis.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the longer-term projections included in the proxy statement are based on highly detailed analyses. In response to the Staff’s comment, the Company has revised the disclosure on page xxxvii of the Amended Proxy Statement to expand the discussion of certain assumptions underlying CompoSecure’s projections. The Company advises the Staff that it believes that it has disclosed all information and assumptions deemed material and most relevant to an investor’s understanding of CompoSecure’s operations and expectations for future operating performance. Further, the Company believes that disclosing any further detail and/or highly technical information underlying the existing disclosed and assumptions could cause investor confusion and potentially significant competitive harm to CompoSecure. For example, if such information were publicly disclosed, CompoSecure’s competitors could obtain sensitive information about its expected price and cost structure that would enable them to compete unfairly against CompoSecure. Further, prospective collaborative partners, customers, or suppliers may also be able to ascertain certain expected financial and other sensitive terms which CompoSecure expects to obtain, and, as a result, it is unlikely that CompoSecure would be able to negotiate those terms in the future.

10.	Your projected net revenue evolution disclosed on page xxxvii appears to rely increasingly on the development of additional products and services beyond the Arculus Key card and Arculus Wallet for expected growth in 2024 and 2025. Please describe for us, and disclose, the additional products and services to be developed and the assumptions regarding the additional products and services included in your longer term projections.

Division of Corporation Finance
August 18, 2021

Response: The Company acknowledges the Staff’s comment and has included additional disclosure on page xxxvii of the Amended Proxy Statement discussing the impact of additional Arculus products on the projected financial information the assumptions made with respect to such additional products and services.

Summary of CompoSecure’s Business, page 150

11.	We note your response to our prior comments 29 and 30 and your disclosure that you have entered into partnering arrangements with Simplex and Changelly. Please disclose the material terms of these agreements in your proxy statement and explain how your products and services will interact with these third parties to facilitate trading of digital assets. Finally, revise to state as you have done in your response letter that all trading activity will take place solely through the partners.

Response: The Company has included additional disclosure on page 152 of the Amended Proxy Statement to disclose the material terms of its agreements with Simplex and Changelly, as well as to further clarify CompoSecure’s expectation that all trading activity will take place solely through these partners.

12.	We note your response to our prior comment 30 and your revised disclosure that the market capitalization figures include all Cryptocurrencies, including stablecoins and tokens. Please revise your definition of Cryptocurrency to clarify whether or not it includes stablecoins and tokens and to more clearly define which digital assets are included within the term and which are not included. Please also revise your market capitalization disclosure to ensure that it is clear what you mean when you refer to the top 200 Cryptocurrencies and total Cryptocurrency market.

Response: The Company has included additional disclosure on page iv of the Amended Proxy Statement to revise the definition of Cryptocurrency to clarify that it includes stablecoins and tokens and to more clearly define which digital assets are included within the term and which are not included. The Company has also, included additional disclosure on page 153 of the Amended Proxy Statement to revise the market capitalization disclosure to ensure that it is clear what the Company means by the reference to the top 200 Cryptocurrencies and total Cryptocurrency market.

Government Regulations, page 164

13.	We note your response to our prior comment 14 and your disclosure that CompoSecure conducts operations in the US, the UK, the EU and Asia. Please provide a summary of any material government regulations to which CompoSecure is subject in each of the mentioned jurisdictions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff the CompoSecure does not directly conduct operations in the UK, EU and Asia. All of CompoSecure’s business operations are conducted in the U.S. (from its three New Jersey facilities). However, CompoSecure does ship its products to customers located in the UK, EU and Asia, with most of its international sales made through distributors in these jurisdictions. The existing disclosure on page 165 of the Amended Proxy Statement states clearly that the industry is subject to governmental regulations “where its products are sold, including in the UK, the EU and Asia.” As a result, CompoSecure takes steps to ensure that its products comply with the regulatory requirements imposed on products imported into the UK, the EU and Asia, as applicable. Accordingly, the Company has included additional disclosure on page 166 of the Amended Proxy Statement to describe CompoSecure’s compliance with such governmental regulations.

* * *

Division of Corporation Finance
August 18, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gregg L. Katz at (617) 570-1406 or GKatz@goodwinlaw.com.

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz

cc:            Donald G. Basile, Roman DBDR Tech Acquisition Corp.

Steven J. Feder, General Counsel, CompoSecure, LLC

David C. Schwartz, Morgan, Lewis & Bockius LLP